SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(a), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)*

Crumbs Bake Shop, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

228803102
(CUSIP Number)

Mark A. Fischer 1917 Cambridge Way Edmond, OK 73013 (405) 478-8770
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 20, 2014
(Date of Event which Requires Filing of this Statement)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No:  228803102
Schedule 13D

1.	NAMES OF REPORTING PERSONS Fischer Investments, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 20-5334163
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
	7.	SOLE VOTING POWER 1,800,000
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER 0
PERSON WITH	9.	SOLE DISPOSITIVE POWER 1,800,000
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,800,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 14.95%
14.	TYPE OF REPORTING PERSON OO

CUSIP No: 228803102

Schedule 13D

1.	NAMES OF REPORTING PERSONS Fischer Enterprises, L.L.C. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 73-1468602
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
	7.	SOLE VOTING POWER 758,929
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER 0
PERSON WITH	9.	SOLE DISPOSITIVE POWER 758,929
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 758,929
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 5.93%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 228803102
Schedule 13D

1.	NAMES OF REPORTING PERSONS Mark A. Fischer I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS 00
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
	7.	SOLE VOTING POWER 2,558,929
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING	8.	SHARED VOTING POWER 0
PERSON WITH	9.	SOLE DISPOSITIVE POWER 2,558,929
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,558,929
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 19.99%
14.	TYPE OF REPORTING PERSON IN

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed on December 31, 2013 (the “Original 13D”).  Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning ascribed to them in the Original 13D.

Item 1.   Security and Issuer.

There are no changes to the Item 1 information previously filed.

Item 2.   Identity and Background.

Item 2 is hereby amended and restated to read in its entirety as follows:

(a)-(c); (f)   The names of the Reporting Persons filing this report are Mark A. Fischer, a United States citizen, Fischer Enterprises, L.L.C., an Oklahoma limited liability company, and Fischer Investments, L.L.C., an Oklahoma limited liability company. The residence and principal business address for the Reporting Persons is 1917 Cambridge Way, Edmond, OK 73013. Mark A. Fisher is a member of the board of directors and the chief executive officer of an oil and gas exploration company and the manager of Fischer Investments, L.L.C. and Fischer Enterprises, L.L.C.

(d) None the Reporting Persons, nor to the best of their knowledge, any of the Covered Persons, has, in the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor to the best of their knowledge, any Covered Person, has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented by adding the following paragraphs:

Pursuant to the Loan Agreement and the Tranche 1 Note (each as defined and more fully described in Item 4 below), Fischer Enterprises, L.L.C. currently has the option to convert the $3,535,000 aggregate principal amount of the Tranche 1 Note into shares of the Common Stock of Crumbs Bake Shop, Inc. (“Issuer”) at a rate of 0.66 per share; provided, however, that until Issuer has obtained shareholder approval, the Notes shall not be convertible at any time into that number of shares that would cause the number of shares beneficially owned by Fischer Enterprises, L.L.C. or its affiliates to exceed more than 19.99% of the shares of Common Stock then outstanding. Thus, Fischer Enterprises, L.L.C. and its affiliates are deemed to be the owners of  2,558,929 shares of Issuer’s Common Stock.

Item 4.   Purpose of Transaction.

Item 4 is hereby amended to read in its entirety as follows:

On January 20, 2014, Fischer Enterprises, L.L.C., as Lender (“Lender”), entered into a Senior Secured Loan and Security Agreement (the “Loan Agreement”) with Issuer and Issuer’s subsidiary, Crumbs Holdings LLC (“Holdings” and together with Issuer, “Borrowers”), whereby Fischer Enterprises, L.L.C. agreed to make a term loan to Borrowers in the aggregate principal amount of $5,000,000 (the “Loan”).

The Loan consists of two tranches.  The first tranche (the “Tranche I Closing”), in the original principal amount of $3,500,000.00, funded on January 21, 2014, and the second tranche (the “Tranche II Closing”) shall be in the original principal amount of $1,500,000.00 and shall be funded on or before April 1, 2014.

The Loan Agreement, which includes as Exhibit A-1, the form of a note (the “Tranche I Note”) that was issued at the Tranche I Closing, and as Exhibit A-2, the form of a note (the “Tranche II Note” and together with the Tranche I Note, the “Notes”) that will be issued at the Tranche II Closing, sets forth the material terms governing such sale and related transactions which are summarized as follows:

•
Subject to the Conversion Ownership Limitation (defined below), the Notes will be convertible into shares of Common Stock at any time by the holders thereof at an initial conversion price of $.66 per share.

•	Each of the Notes will have a maturity date of July 1, 2016.

•
Interest on the unpaid principal balance of the Notes will accrue at the rate of 7.0% per annum and will be payable quarterly in arrears either in cash or by increasing the principal amount of the outstanding Notes by the amount of interest due for such quarter (the “PIK Interest Option”).  Unless Borrowers have made a cash payment of interest to Lender, Borrowers will be deemed to have elected the PIK Interest Option.

•
The Notes will be senior to all other indebtedness of Borrowers and are secured by all assets of Borrowers, including equity in all Subsidiaries (as defined in the Loan Agreement). Post- closing the Company will use its reasonable efforts to obtain control agreements for Lender for all of the Company’s bank accounts and to seek consent of landlords for leasehold mortgages for all leased locations identified by the Lender.

•
Notwithstanding the conversion features of the Notes, until March 31, 2016, subject to certain limited exceptions such as acceleration on an event of default or a change of control,  Lender will be prohibited from converting its Notes and Issuer will be prohibited from issuing shares of Common Stock to Lender in an amount that would cause Lender to beneficially own more than 34.99% of the number of shares of Common Stock then outstanding (the “Conversion Ownership Limitation”).

•
In addition to the Conversion Ownership Limitation, pursuant to the NASDAQ Stock Market rules, until Issuer has obtained shareholder approval, the Notes shall not be convertible at any time into that number of shares that would cause the number of shares beneficially owned by Lender or its affiliates to exceed more than 19.99% of the shares of Common Stock then outstanding.  Issuer has agreed to seek stockholder approval for the conversion of the Notes at its annual meeting that it anticipates to hold on or about June 10, 2014.

In addition to the foregoing, the Loan Agreement and the Notes contain various covenants relating to Borrowers, including, without limitation, the following:

•
Following the Tranche I Closing and for so long as the Notes remain outstanding (the “Representation Period”), Lender shall have the right, at any time, to: (a) appoint a representative to attend any and all meetings of the Board of Directors of Issuer, and (b) subject to Lender’s satisfaction of the Ownership Threshold (as defined below), designate one (1) director candidate for appointment to the Board of Directors of Issuer.  Following the Tranche II Closing Date and throughout the Representation Period, Lender shall have the right, at any time, to designate a second director candidate for appointment to the Board of Directors of Issuer; provided, that, the foregoing designation rights shall be subject to the satisfaction of any applicable corporate governance standards and other legal requirements of the Principal Market.  The Nominating and Corporate Governance Committee of Issuer’s Board of Directors shall nominate each Lender candidate for election to Issuer’s Board of Directors at each meeting of Issuer’s stockholders held during the Representation Period at which directors are to be elected commencing with the first annual meeting of Issuer’s stockholder after which a Lender Candidate has been designated by Lender, and the Board of Directors shall recommend to the stockholders that such Lender Candidate be elected at such meeting.  As used herein, Lender shall be deemed to satisfy the “Ownership Threshold” if Lender or its affiliates (x) is a holder of a Note and (y) beneficially owns (as defined in Rule 13d-3 of the Exchange Act) in excess of 5.0% of the Common Stock of Issuer.

•
On or prior to the Tranche II Closing, Borrowers shall hire an executive officer on such terms as shall be mutually agreeable to Issuer and Lender to assist in Borrowers' management relating to co-branding and franchising matters.

Also on January 20, 2014, Lender entered into a Guaranty and Security Agreement (the “Guaranty Agreement”) with each of the wholly owned Subsidiaries of Holdings listed on Exhibit A of the Guaranty Agreement (the “Guarantors”), whereby each Guarantor guaranteed to Lender the prompt performance and payment when due of the Obligations (as defined in the Guaranty Agreement).

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, the Reporting Persons may in the future, from time to time, dispose of some or all of the securities of the Issuer beneficially owned by them and/or acquire additional securities of the Issuer, in the open market or otherwise, or take any other actions with respect to their investment in the Issuer permitted by law, including any and all actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read in its entirety as follows:

(a)
i.	Fischer Investments, L.L.C is the beneficial owner of 1,800,000 shares of Common Stock held of record by it, which represents approximately 14.95% of the outstanding Common Stock.

ii.
Fischer Enterprises, L.L.C is deemed the beneficial owner of 758,929 shares of Common Stock which it has the right to acquire upon conversion of the Tranche 1 Note, which represents approximately 5.93% of the outstanding Common Stock.

iii.
Mark A. Fischer is deemed to be the beneficial owner of all 2,558,929 shares of Common Stock beneficially owned by the Reporting Persons. Of the 2,558,929 shares of Common Stock beneficially owned by Mark A. Fischer, 758,929 shares represent the shares that Fischer Enterprises, L.L.C. would acquire upon its exercise of its conversion right under the Tranche 1 Note.

(b)
i.	Fischer Investments, L.L.C. possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 1,800,000 shares of Common Stock beneficially owned by it.

ii.	Fischer Enterprises, L.L.C. possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 758,929 shares of Common Stock beneficially owned by it.

iii.	Mark A. Fischer possesses sole power to vote or direct the vote and sole power to dispose or direct the disposition of all 2,558,929 shares of Common Stock beneficially owned by him.

(c)	See Item 4

(d)	N/A

(e)	N/A

Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and restated to read in its entirety as follows:

See Item 4

Item 7.   Materials to be Filed as Exhibits.

       Item 7 is hereby amended and restated to read in its entirety as follows:

Exhibit	Description	Filing

99.1	Joint Filing Agreement	Filed herewith

99.2	Senior Secured Loan and Security Agreement, dated January 20, 2014, by and between Crumbs Holdings LLC and Crumbs Bake Shop, Inc., as Borrowers, and Fischer Enterprises, L.L.C., as Lender	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2014

99.3	Tranche 1 Note, dated January 20, 2014, by Crumbs Bake Shop, Inc. and Crumbs Holdings LLC in favor of Fischer Enterprises, L.L.C.	Incorporated by reference to Exhibit A-1 attached to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2014

99.4	Membership Interest Pledge Agreement, dated January 20, 2014, between Crumbs Holdings LLC and Fischer Enterprises, L.L.C.	Incorporated by reference to Exhibit C attached to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2014

99.5	Guaranty and Security Agreement, dated January 20, 2014, by and between the Guarantors listed on Exhibit A thereto for the benefit of Fischer Enterprises, L.L.C.	Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2014

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 13D is true, complete and correct.

January 24, 2014

MARK A. FISCHER
Mark A. Fischer

FISCHER INVESTMENTS, L.L.C.

By:	MARK A. FISCHER
Mark A. Fischer, Manager

FISCHER ENTERPRISES, L.L.C.

By:	MARK A. FISCHER
Mark A. Fischer, Manager

Exhibit Index

Exhibit	Description	Filing

99.1	Joint Filing Agreement	Filed herewith electronically

99.2	Senior Secured Loan and Security Agreement, dated January 20, 2014, by and between Crumbs Holdings LLC and Crumbs Bake Shop, Inc., as Borrowers, and Fischer Enterprises, L.L.C., as Lender	Incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2014

99.3	Tranche 1 Note, dated January 20, 2014, by Crumbs Bake Shop, Inc. and Crumbs Holdings LLC in favor of Fischer Enterprises, L.L.C.	Incorporated by reference to Exhibit A-1 attached to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2014

99.4	Membership Interest Pledge Agreement, dated January 20, 2014, between Crumbs Holdings LLC and Fischer Enterprises, L.L.C.	Incorporated by reference to Exhibit C attached to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2014

99.5	Guaranty and Security Agreement, dated January 20, 2014, by and between the Guarantors listed on Exhibit A thereto for the benefit of Fischer Enterprises, L.L.C.	Incorporated by reference to Exhibit 10.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on January 24, 2014